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SEC FILE NUMBER
8-68523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/1/2025 (MM/DD/YY) AND ENDING 6/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Elm Distribution Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

104 Congress Street, Suite 404
(No. and Street)

Portsmouth	NH	03801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kimberly Ryan	248-224-8713	kryan@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company
(Name – if individual, state last, first, and middle name)

505 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Michael Ponticello, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Elm Distribution Partners, LLC, as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

American Elm Distribution Partners, LLC

Financial Statements
For the period from July 1, 2025 through June 30, 2026
Together with Reports of Independent Registered Public Accounting Firm

American Elm Distribution Partners, LLC

For the period from July 1, 2025 through June 30, 2026

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of American Elm Distribution Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Elm Distribution Partners, LLC as of June 30, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of American Elm Distribution Partners, LLC as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of American Elm Distribution Partners, LLC's management. Our responsibility is to express an opinion on American Elm Distribution Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Elm Distribution Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as American Elm Distribution Partners, LLC's auditor since 2024.

Olathe, Kansas
September 4, 2026

American Elm Distribution Partners, LLC

(A LIMITED LIABILITY COMPANY)

Statement of Financial Condition

For the period from July 1, 2025 through June 30, 2026

Assets		
Cash and cash equivalents	$	27,537
Prepaid expenses		10,358
TOTAL ASSETS	**$**	**37,895**
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses		8,742
Members' Equity		29,153
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**37,895**

See notes to financial statements.

American Elm Distribution Partners, LLC
(A LIMITED LIABILITY COMPANY)
Notes to Financial Statements
For the period from July 1, 2025 through June 30, 2026

Note 1 – Organization and Nature of Business

American Elm Distribution Partners, LLC (the "LLC") was formed on January 14, 2010, as a Delaware limited liability company. The LLC is registered as a broker-dealer with the SEC and is a member of FINRA. The LLC is exempt from the customer protection requirements of SEC Rule 15c3-3 because it does not maintain custody of customer funds or securities. Its primary business activity is the distribution of affiliated and third-party private fund offerings and insurance products to institutional investors, registered investment advisers, and family offices.

On July 30, 2025, FINRA approved the LLC's Continuing Membership Application ("CMA") for (i) a direct change in ownership and (ii) an expansion of its business to include the sale of variable life insurance and annuity products. As a result of the approved ownership change, the LLC is now owned 70% by IDP Holdings ("IDPH") and 30% by Granite Island Holdings ("GIH").

Prior to this transaction, the LLC was wholly owned by Granite Island Holdings. A previous CMA filed in connection with that ownership change from Arboretum to Granite Island Holdings was approved by FINRA and became effective on February 22, 2022.

Note 2 - Significant Accounting Policies

Basis of accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and cash equivalents

The LLC considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in a checking account held at a financial institution.

Accounts receivable

The LLC carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the LLC evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at June 30, 2026.

Note 2 - Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the LLC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Revenue Recognition

The LLC recognizes revenue in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606. Base fees are received in advance as a flat fee and are recorded on a monthly basis in connection with the offering period in accordance with the terms of the agreement. Underwriting fees are earned upon closings based on the total purchase price of all units sold in accordance with the terms of the agreement. The due diligence fee income is received by the Company for all research, legal counsel costs and analysis done by the Company in preparation for launch of marketing efforts.

Disaggregation of the LLC's revenue by major sources for the period ended June 30, 2026 is as follows:

Revenue Stream	Income Statement Classification	Total Revenue
Distribution Retainer	Fee income	$ 1,500
Interest Income	Interest Income	$ 99
		$ 1,599

Income taxes

During the year, the Company's ownership changed from a single-member LLC to a multi-member LLC. As of June 30, 2026, the Company is owned 70% by IDP Holdings and 30% by Granite Island Holdings. As a multi-member LLC, the Company is treated as a partnership for federal and applicable state income tax purposes, and no provision for income taxes has been recorded in the accompanying financial statements.

Uncertain tax positions - The LLC follows the provisions of the Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in

Note 2 - Significant Accounting Policies (continued)

interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position for the period ended June 30, 2026, and does not expect any material adjustments to be made.

Note 3 – Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable segment, which is comprised of the distribution of private placements. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Company has identified its Chief Executive Officer as Chief Operating Decision Maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. The nature of business and accounting policies of the private placements segment are the same as described in the organization and nature of business and summary of significant accounting policies.

Note 4 – Related Party Transactions

For July 2025, an expense sharing agreement was in place with the Parent; however, no expenses were allocated to the Company due to the anticipated change in ownership.

Effective August 1, 2025, in connection with a change in ownership, the Company entered into an agency agreement with IAMS, Inc., a related party. Under the terms of the agreement, IAMS, Inc. is entitled to compensation based on contracts closed by the Company. For the year ended June 30, 2026, the Company incurred compensation expense of $114,583 under this agreement. As of June 30, 2026, no amounts were payable to IAMS, Inc.

The Company is also affiliated with IAMS Wealth Management through common ownership and may enter into transactions with IAMS Wealth Management and other affiliated entities in the ordinary course of business. Transactions with related parties are recorded in accordance with the terms of the applicable agreements.

Note 5 – Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2026, the LLC had net capital of $18,795 which was $13,795 in excess of its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was .465 to 1.

Note 6 – Contingencies

The Company's business subjects it to various claims, regulatory examinations and actions, and other proceedings in the ordinary course of business. There are no pending claims or legal proceedings against the Company, in which the company is a named respondent.

Note 7 – Concentration of Credit Risk

Cash - The LLC maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the LLC is solely dependent upon daily bank balances and the respective strength of the financial institution. The LLC has not incurred any losses on this account. At June 30, 2026, the balance was not in excess of the insured amount of $250,000.

Note 8 – Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential

Note 8 – Indemnification (continued)

losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 9 – Subsequent Events

The LLC has evaluated events and transactions that occurred subsequent to June 30, 2026, through the date which the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. Based upon this review, the LLC has determined that there were no events which took place that would have material impact on the financial statements.